The OLB Group, Inc.
200 Park Avenue
Suite 1700
New York, NY 10166

October 10, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	The OLB Group, Inc.

Registration Statement on Form S-1

Filed June 26, 2019

File No. 333-232368

Dear Ms. Collins,

On behalf of The OLB Group, Inc. (the “Company”) we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 3, 2019, regarding the Company’s Registration Statement on Form S-1 filed on June 26, 2019 (the “Registration Statement”). Concurrently with this response, the Company has filed an amended Registration Statement on Form S-1 reflecting the Staff’s comments. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Risk Factors

Failure to establish and maintain effective internal controls…, page 34

1.	We note that you identified material weaknesses in your internal control over financial reporting. Please revise to describe management’s current plans or actions already undertaken, if any, to remediate such weaknesses.

The Company has revised this risk factor in the Registration Statement to include a description of management’s current plans or actions already undertaken to remediate the Company’s material weaknesses.

Capitalization, page 38

2.	Please revise to include the correct amount of debt outstanding at March 31, 2019.

The Company has revised the Registration Statement to include the correct amount of debt in the Capitalization section.

Securities and Exchange Commission

October 10, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

3.	Please refer to prior comment 8 of our letter dated February 4, 2019 and disclose the dollar amount of gross transactions and the average number of monthly transactions for all the periods presented.

The Company has revised the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A Section”) in the Registration Statement to disclose the dollar amount of gross transactions and the average number of monthly transactions for all the periods presented.

Results of Operations, page 41

4.	Please refer to our comment below with regards to the predecessor/successor financial statements and revise your results of operations disclosures accordingly. In this regard, discussions regarding OLB’s historical results of operations for the periods ending December 31, 2017 and March 31, 2018 should be removed. Instead you should include a discussion of the predecessor financial statements for the year ended December 31, 2017 compared to both the predecessor period from January 1, 2018 to April 8, 2018 and the successor period from April 9, 2018 to December 31, 2018. Similarly, you should discuss the results for the predecessor and successor interim periods ending March 31st. You may supplement your discussion of the annual results of operations for the predecessor/successor periods with a discussion based on pro forma financial information; however, the pro forma information for fiscal 2018 should be presented in a format consistent with Article 11 of Regulation S-X and should not be given greater prominence than that of your actual results.

The Company refers to various telephonic conversations that it had with the Staff and respectfully advises the Staff that it does not believe that this comment (or comment 7 and comment 8) applies to the Company. The Company maintains that it had an operating business prior to the acquisition of substantially all of the assets of Excel Corporation and its subsidiaries Payprotec Oregon, LLC, Excel Business Solutions, Inc. and eVance Processing, Inc. through a foreclosure sale conducted under the Uniform Commercial Code of the State of New York (the “Asset Acquisition”). Accordingly, the Company believes that it is appropriate to continue to include historical results of operations for the periods ending December 31, 2017 and March 31, 2018 (updated to June 30, 2018 in the Registration Statement). That being said, the Company has modified the MD&A Section to include additional detail regarding the operations of the Company prior to and following the Asset Acquisition and has provided disclosure regarding the financial performance of the assets acquired in the Asset Acquisition prior to the Asset Acquisition.

Liquidity and Capital Resources, page 42

5.	We note that you intend to use up to 20% of the offering proceeds to repay a portion of the Term Note. Please discuss how you intend to repay the remaining balance of such Note after the significant shareholder’s commitment to provide additional financial support expires in 2020, and address any additional risks associated with such expiration. Also, disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. Refer to FRC 501.03(a) and Section IV of SEC Release 33-8350.

The Company will revise the MD&A Section in the Registration Statement to include disclosure regarding how the Company intends to repay the remaining balances of its long-term debt following the offering.

Securities and Exchange Commission

October 10, 2019

The Company has revised the MD&A Section in the Registration Statement to disclose the minimum period of time that the Company will be able to conduct planned operations using only currently available capital resources.

The Company has also revised the Risk Factors section in the Registration Statement to incorporate a risk factor relating to the significant shareholder’s commitment to provide additional financial support through November 2020 and the expiration of such commitment.

6.	You state on pages 5 and F-17 that the significant shareholder’s commitment expires in April 2020; however, your disclosure here states that the commitment expires in November 2020. Please resolve this apparent inconsistency.

The Staff is advised that the significant shareholder’s commitment to provide additional financial support was extended on May 15, 2019 whereby the commitment is through November 2020. Because the commitment was extended after the filing of the Company’s audited financial statements, the Company does not believe that the audited financial statements should be updated for this subsequent event.

Consolidated Financial Statements, page F-6

7.	Please remove the successor financial statements for the period prior to the Asset Acquisition. In this regard, the December 31, 2017 and March 31, 2018 historical financial statements for OLB should be removed, and the successor financial statements should be for the period from April 9, 2018 through December 31, 2018. Please revise all footnote disclosures as well as Marcum’s audit opinion, as necessary, and remove Liggett and Webb’s audit opinion for OLB’s December 31, 2017 financial statements.

Reference is made to the Company’s response to comment 4. The Staff is advised that the Company does not believe that this comment applies to the Company that the Company.

8.	We note your response to prior comment 7. Although the Asset Acquisition is reflected in the December 31, 2018 financial statements, it is only included from a portion of the year beginning on April 9, 2018. Therefore, please include pro forma financial statements for the year ended December 31, 2018, which give effect to the Asset Acquisition for the entire year. At a minimum, ensure that you include pro forma adjustments assuming the transaction occurred on January 1, 2018 that reflect (a) the impact on interest expense for the change in outstanding debt and (b) the additional amortization expense related to the stepped up basis in acquired intangible assets. Refer to Article 11 of Regulation S-X.

The Company has revised the Registration Statement to include pro forma financial statements for the year ended December 31, 2018, which give effect to the Asset Acquisition for the entire year.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Matthew Bernstein, Esq. at mbernstein@egsllp.com or by telephone at (212) 370-1300.

Securities and Exchange Commission

October 10, 2019

Very truly yours,

/s/ Ronny Yakov
Ronny Yakov Chief Executive Officer

cc:	Matthew Bernstein, Esq.
Ellenoff Grossman & Schole LLP